EXHIBIT 99.3

FOR IMMEDIATE RELEASE

JBS Announces Proposal to Acquire Remaining Publicly Traded Shares of Pilgrim’s Pride Corporation

São Paulo, August 12, 2021 – JBS S.A. (“JBS” – B3: JBSS3; OTCQX: JBSAY) today announced that it has submitted to the Board of Directors of Pilgrim’s Pride Corporation (NASDAQ: PPC) (“PPC”) a proposal for JBS to acquire all of the outstanding shares of common stock of PPC that are not owned by JBS or its subsidiaries for a price of $26.50 per share in cash (the “Proposed Transaction”).

As a producer and supplier of all major animal proteins around the world, JBS has been actively reinvesting its capital to grow, providing increased opportunities for producer partners and customers. JBS’s existing majority ownership in PPC has enabled JBS to expand its portfolio in the United States beyond beef and broaden its retail distribution network. The proposed acquisition of the remaining shares in PPC not owned by JBS or its subsidiaries would further simplify JBS’s corporate structure and enhance future strategic flexibility to grow and better serve its customers.

The Proposed Transaction consideration, which exceeds PPC’s 52-week high trading price, represents a 17% premium to August 12th closing price of PPC’s shares of common stock, a 26% premium to the closing price one week ago, and a 22% premium to August 12th trailing 30-calendar day closing average.

The Proposed Transaction would be subject to the approval of a fully empowered special committee of independent and disinterested directors appointed by the PPC Board of Directors, advised by independent legal and financial advisors. In addition, the Proposed Transaction would be subject to the approval of holders of a majority of the aggregate voting power represented by shares of PPC common stock that are not owned by JBS or its affiliates and other customary closing conditions.

Advisors

Barclays is serving as financial advisor and Cravath, Swaine & Moore LLP is serving as legal advisor to JBS.

Forward-Looking Statements

In this communication, JBS makes statements about future events that are subject to risks and uncertainties. Such statements are based on the beliefs and assumptions of JBS management and information to which JBS currently has access. Statements about future events include information about JBS’s current intentions, beliefs or expectations, as well as those of the members of the JBS’s Board of Directors and officers, in each case relating to the Proposed Transaction. Disclaimers with respect to forward-looking statements and information include information regarding the Proposed Transaction, as well as statements that are preceded, followed or that include the words “believe,” “may,” “will,” “continue,” “expects,” “predicts,” “intends,” “plans,” “estimates,” or similar expressions. Forward-looking statements and information are not guarantees of performance. They involve risks, uncertainties and assumptions because they refer to future events, depending, therefore, on circumstances that may or may not occur. Future results and shareholder value creation may differ materially from those expressed or implied by the forward-looking statements. Many of the factors that will determine these results and values are beyond our ability to control or predict. Forward-looking statements speak only as of the date they are made and, except as required by law, JBS undertakes no obligation to publicly update any forward-looking statements whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This communication shall not constitute an offer to buy or the solicitation of an offer to sell any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Additional Information and Where to Find It

This communication relates to a proposal which JBS has made to acquire all of the outstanding shares of common stock of PPC that are not owned by JBS or its subsidiaries. In furtherance of this Proposed Transaction and subject to future developments, JBS and, if a negotiated transaction is agreed, PPC, as applicable, may file a proxy statement, a tender offer statement or other documents with the U.S. Securities and Exchange Commission (the “SEC”). This communication is not a substitute for any proxy statement, tender offer statement or other document JBS and/or PPC may file with the SEC in connection with the Proposed Transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT OR TENDER OFFER STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT JBS, PPC AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC by JBS and/or PPC free of charge through at www.sec.gov or from JBS.

Participants in Solicitation

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC should the Proposed Transaction go forward. Nonetheless, JBS and its affiliates and their directors and executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the holders of PPC common stock with respect to the Proposed Transaction. Information about such parties and a description of their interests will be included in the materials that JBS expects will be filed by JBS and/or PPC with the SEC should the Proposed Transaction go forward. These documents (if and when available) may be obtained free of charge from the SEC’s website http://www.sec.gov or from JBS.

For media inquiries:
imprensa@jbs.com.br